# Mitchell Energy Advisors, LLC

## STATEMENT REGARDING SIPC SUPPLEMENTAL REPORT
## YEAR ENDED December 31, 2015

The Company is exempt from the filing of the SIPC supplemental report as net operating revenues are less than $500,000.